UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Ladenburg Thalmann Financial Services Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

50575Q 10 2

(CUSIP Number)

December 24, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50575Q 10 2

1.	Names of Reporting Persons Glenn L. Halpryn
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,002,948 (1)
	6.	Shared Voting Power 7,123,745(2)
	7.	Sole Dispositive Power 2,002,948 (1)
	8.	Shared Dispositive Power 7,306,180(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,309,128(1)(2)(3)(4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.4%(5)
12.	Type of Reporting Person (See Instructions) IN

(1)

Includes: (a) 533,800 shares of Common Stock held by Mr. Halpryn; (b) 620,616 shares of Common Stock held by Biscayne 4400 AL, LLC, a Delaware limited liability company, of which Mr. Halpryn is the manager; (c) 384,862 shares of Common Stock held by Biscayne 4400 Partners LLLP, a Florida limited liability limited partnership, of which Mr. Halpryn is the manager of its general partner; (d) 56,324 shares of Common Stock held by Biscayne Biotech Holdings, LLC, a Florida limited liability company, of which Mr. Halpryn is the manager; (e) 72,007 shares of Common Stock held by Biscayne Pulmonary Holding LLC, a Florida limited liability company, of which Mr. Halpryn is the manager; (f) 119,723 shares of Common Stock held by HA-LEN, L.L.C., a Florida limited liability company, of which Mr. Halpryn is the manager; (g) 138,616 shares of Common Stock held by Halpryn Group VI, LLC, a Florida limited liability company, of which Mr. Halpryn is the manager; and (h) 77,000 shares of Common Stock held by Stem Cell Therapeutics, LLC, a Florida limited liability company, of which Mr. Halpryn is the manager.

(2)

Includes: (a) 3,716,712 shares of Common Stock held by IVC Investors, LLLP, a Florida limited liability limited partnership, of which Mr. Halpryn is the president and the managing member of its general partner; (b) 3,091,665 shares of Common Stock held by Prine Intervest Limited, a British Virgin Islands entity, of which Mr. Halpryn is the president; and (c) 315,368 shares of Common Stock held by Transworld Investment Corporation, a Delaware corporation, of which Mr. Halpryn is the president.

(3)

Includes: (a) 3,716,712 shares of Common Stock held by IVC Investors, LLLP, a Florida limited liability limited partnership, of which Mr. Halpryn is the president and the managing member of its general partner; (b) 3,091,665 shares of Common Stock held by Prine Intervest Limited, a British Virgin Islands entity, of which Mr. Halpryn is the president; (c) 315,368 shares of Common Stock held by Transworld Investment Corporation, a Delaware corporation, of which Mr. Halpryn is the president; (d) 96,000 shares of Common Stock held by Noritsu Investments, Corp., a Panama corporation, for which Mr. Halpryn has a durable power of attorney; and (e) 86,435 shares of Common Stock held by The Rosecrands Corporation, a Panama corporation, for which Mr. Halpryn has a durable power of attorney.

(4)	Except for the 533,800 shares of Common Stock held by Mr. Halpryn, Mr. Halpryn disclaims beneficial ownership of the shares of Common Stock except to the extent of his pecuniary interest therein.
(5)	Based on 146,621,018 shares of Common Stock outstanding as of December 24, 2018, as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on December 26, 2018.

CUSIP No. 50575Q 10 2

1.	Names of Reporting Persons Biscayne 4400 AL, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 620,616
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 620,616
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 620,616
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.4%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Based on 146,621,018 shares of Common Stock outstanding as of December 24, 2018, as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on December 26, 2018.

CUSIP No. 50575Q 10 2

1.	Names of Reporting Persons Biscayne 4400 Partners, LLLP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 384,862
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 384,862
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 384,862
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.3%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Based on 146,621,018 shares of Common Stock outstanding as of December 24, 2018, as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on December 26, 2018.

CUSIP No. 50575Q 10 2

1.	Names of Reporting Persons Biscayne Biotech Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 56,324
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 56,324
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,324
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Based on 146,621,018 shares of Common Stock outstanding as of December 24, 2018, as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on December 26, 2018.

CUSIP No. 50575Q 10 2

1.	Names of Reporting Persons Biscayne Pulmonary Holding, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 72,007
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 72,007
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,007
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Based on 146,621,018 shares of Common Stock outstanding as of December 24, 2018, as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on December 26, 2018.

CUSIP No. 50575Q 10 2

1.	Names of Reporting Persons HA-LEN, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 119,723
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 119,723
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,723
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Based on 146,621,018 shares of Common Stock outstanding as of December 24, 2018, as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on December 26, 2018.

CUSIP No. 50575Q 10 2

1.	Names of Reporting Persons Halpryn Group VI, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 138,616
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 138,616
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 138,616
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Based on 146,621,018 shares of Common Stock outstanding as of December 24, 2018, as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on December 26, 2018.

CUSIP No. 50575Q 10 2

1.	Names of Reporting Persons Stem Cell Therapeutics, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 77,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 77,000
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Based on 146,621,018 shares of Common Stock outstanding as of December 24, 2018, as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on December 26, 2018.

CUSIP No. 50575Q 10 2

1.	Names of Reporting Persons IVC Investors, LLLP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,716,712
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,716,712

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,716,712
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.5%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Based on 146,621,018 shares of Common Stock outstanding as of December 24, 2018, as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on December 26, 2018.

CUSIP No. 50575Q 10 2

1.	Names of Reporting Persons Prine Intervest Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,091,665
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,091,665

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,091,665
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.1%(1)
12.	Type of Reporting Person (See Instructions) FI

(1)	Based on 146,621,018 shares of Common Stock outstanding as of December 24, 2018, as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on December 26, 2018.

CUSIP No. 50575Q 10 2

1.	Names of Reporting Persons Transworld Investment Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 315,368
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 315,368

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 315,368
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2%(1)
12.	Type of Reporting Person (See Instructions) CO

(1)	Based on 146,621,018 shares of Common Stock outstanding as of December 24, 2018, as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on December 26, 2018.

CUSIP No. 50575Q 10 2

1.	Names of Reporting Persons Noritsu Investments, Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Panama

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 96,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 96,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1%(1)
12.	Type of Reporting Person (See Instructions) FI

(1)	Based on 146,621,018 shares of Common Stock outstanding as of December 24, 2018, as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on December 26, 2018.

CUSIP No. 50575Q 10 2

1.	Names of Reporting Persons The Rosecrands Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Panama

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 86,435

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,435
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1%(1)
12.	Type of Reporting Person (See Instructions) FI

(1)	Based on 146,621,018 shares of Common Stock outstanding as of December 24, 2018, as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on December 26, 2018.

ITEM 1(a):	Name of Issuer:

Ladenburg Thalmann Financial Services Inc. (the “Issuer”)

ITEM 1(b):	Address of Issuer’s Principal Executive Offices:

4400 Biscayne Boulevard, 12th Floor, Miami, Florida 33137

ITEM 2(a):	Name of Person Filing:

This Statement on Schedule 13G (this “Schedule 13G”) is being filed jointly by Glenn Halpryn (“Halpryn”), Biscayne 4400 AL, LLC (“Biscayne AL”), Biscayne 4400 Partners, LLLP (“Biscayne Partners”), Biscayne Biotech Holdings, LLC (“Biscayne Biotech”), Biscayne Pulmonary Holding, LLC (“Biscayne Pulmonary”), HA-LEN, L.L.C. (“HA-LEN”), Halpryn Group VI, LLC (“Halpryn Group”), IVC Investors LLLP (“IVC”), Prine Intervest Limited (“Prine”), Stem Cell Therapeutics LLC (“Stem Cell”), Transworld Investments Corporation (“Transworld”), Noritsu Investments, Corp. (“Noritsu”), and The Rosecrands Corporation (“Rosecrands,” and together with Halpryn, Biscayne AL, Biscayne Biotech, Biscayne Pulmonary, HA-LEN, Halpryn Group, IVC, Transworld and Noritsu, collectively, the “Reporting Persons”).

ITEM 2(b):	Address of Principal Business Office or, if None, Residence:

The principal business address of Mr. Halpryn, Biscayne AL, Biscayne Partners, Biscayne Biotech, Biscayne Pulmonary, HA-LEN, Halpryn Group, IVC, Prine, Stem Cell and Transworld is 4400 Biscayne Boulevard, Suite 950, Miami, Florida 33137-3212.

The principal business address of Noritsu and Rosecrands is 6001 Broken Sound Parkway NW, Suite 424, Boca Raton, Florida 33487.

ITEM 2(c):	Citizenship:

Mr. Halpryn is a citizen of the United States of America.

Biscayne AL is a Delaware limited liability company.

Biscayne Partners is a Florida limited liability limited partnership.

Biscayne Biotech is a Florida limited liability company.

Biscayne Pulmonary is a Florida limited liability company.

HA-LEN is a Florida limited liability company.

Halpryn Group is a Florida limited liability company.

IVC is a Florida limited liability limited partnership.

Prine is a British Virgin Islands entity.

Stem Cell is a Florida limited liability company.

Transworld is a Delaware corporation.

Noritsu is a Panama corporation.

Rosecrands is a Panama corporation.

ITEM 2(d):	Title of Class of Securities:

Common Stock, par value $0.0001 per share

ITEM 2(e):	CUSIP Number:

50575Q 10 2

ITEM 3:	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

ITEM 4:	Ownership.

(a)	Amount Beneficially Owned:

See the responses to Item 9 on the cover pages hereto.

(b)	Percent of Class:

See the responses to Item 11 on the cover pages hereto.

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the cover pages hereto.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the cover pages hereto.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the cover pages hereto.

(iv)	Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the cover pages hereto.

ITEM 5:	Ownership of Five Percent or Less of a Class:

Not applicable.

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

ITEM 8:	Identification and Classification of Members of the Group:

Not applicable.

ITEM 9:	Notice of Dissolution of a Group:

Not applicable.

ITEM 10:	Certifications:

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2019

Date

Glenn L. Halpryn

/s/ Glenn L. Halpryn

Biscayne 4400 AL, LLC

By:	/s/ Glenn L. Halpryn
Glenn L. Halpryn
Manager

Biscayne 4400 Partners, LLLP

By:	Biscayne 4400 Management LLC, its General Partner

By:	/s/ Glenn L. Halpryn
Glenn L. Halpryn
Manager

Biscayne Biotech Holdings, LLC

By:	/s/ Glenn L. Halpryn
Glenn L. Halpryn
Manager

Biscayne Pulmonary Holding, LLC

By:	/s/ Glenn L. Halpryn
Glenn L. Halpryn
Manager

HA-LEN, L.L.C.

By:	/s/ Glenn L. Halpryn
Glenn L. Halpryn
Manager

Halpryn Group VI, LLC

By:	/s/ Glenn L. Halpryn
Glenn L. Halpryn
Manager

Stem Cell Therapeutics, LLC

By:	/s/ Glenn L. Halpryn
Glenn L. Halpryn
Manager

IVC Investors, LLLP

By:	/s/ Glenn L. Halpryn
Glenn L. Halpryn
President

Prine Intervest Limited

By:	/s/ Glenn L. Halpryn
Glenn L. Halpryn
President

Transworld Investment Corporation

By:	/s/ Glenn L. Halpryn
Glenn L. Halpryn
President

Noritsu Investments, Corp.

By:	/s/ Alan Jay Weisberg
Alan Jay Weisberg
President

The Rosecrands Corporation

By:	/s/ Alan Jay Weisberg
Alan Jay Weisberg
President

Exhibit A

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and any applicable national securities exchange) with respect to the common stock of Ladenburg Thalmann Financial Services Inc., and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of February 8, 2019.

Glenn L. Halpryn

/s/ Glenn L. Halpryn

Biscayne 4400 AL, LLC

By:	/s/ Glenn L. Halpryn
Glenn L. Halpryn Manager

Biscayne 4400 Partners, LLLP

By:	Biscayne 4400 Management LLC, its General Partner

By:	/s/ Glenn L. Halpryn
Glenn L. Halpryn Manager

Biscayne Biotech Holdings, LLC

By:	/s/ Glenn L. Halpryn
Glenn L. Halpryn Manager

Biscayne Pulmonary Holding, LLC

By:	/s/ Glenn L. Halpryn
Glenn L. Halpryn
Manager

HA-LEN, L.L.C.

By:	/s/ Glenn L. Halpryn
Glenn L. Halpryn
Manager

Halpryn Group VI, LLC

By:	/s/ Glenn L. Halpryn
Glenn L. Halpryn
Manager

Stem Cell Therapeutics, LLC

By:	/s/ Glenn L. Halpryn
Glenn L. Halpryn
Manager

IVC Investors, LLLP

By:	/s/ Glenn L. Halpryn
Glenn L. Halpryn
President

Prine Intervest Limited

By:	/s/ Glenn L. Halpryn
Glenn L. Halpryn
President

Transworld Investment Corporation

By:	/s/ Glenn L. Halpryn
Glenn L. Halpryn
President

Noritsu Investments, Corp.

By:	/s/ Alan Jay Weisberg
Alan Jay Weisberg
President

The Rosecrands Corporation

By:	/s/ Alan Jay Weisberg
Alan Jay Weisberg
President